June 16, 2021
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Alexis Practical Tactical ETF (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 92 to the Trust’s Registration Statement on Form N-1A filed April 7, 2021 (SEC Accession No. 0000894189-21-002117) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.    Please provide a completed fee table and expense example for the Fund prior to effectiveness.
Response:    The completed fee table and expense example are as follows:
This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses1, [2]	0.18%
Total Annual Fund Operating Expenses	1.03%

1 Estimated for the current fiscal year.
2 Total Annual Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) (when available) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $105	3 Years: $328

Comment 2.    Please confirm whether acquired fund fees and expenses should be disclosed.
Response:    As reflected in the fee table included in response to Comment 1, we have disclosed acquired fund fee and expenses in the fee table.
Comment 3.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:    The Trust confirms that there are no fee waivers, reimbursement or recoupment arrangements in place for the Fund.
Comment 4.    With respect to the second paragraph under the section entitled “Principal Investment Strategies,” please provide a plain English definition of “expected beta.”
Response:    The Trust has revised the referenced paragraph to state “expected beta (i.e., a stock’s volatility relative to the movements of the overall market).”
Comment 5.    With respect to the fifth paragraph under the section entitled “Principal Investment Strategies,” please disclose the Fund’s definition of developed, emerging and frontier markets.
Response:     The Trust has revised the registration statement to include the following:
“Emerging market and frontier market countries are those countries with low- to middle-income economies as classified by the World Bank, or included in any of the Morgan Stanley Capital International (MSCI) emerging markets or frontier markets indices.” [Alexis to confirm.]
Comment 6.    With respect to the last paragraph under the section entitled “Principal Investment Strategies,” revise the disclosure to more clearly state whether the Fund intends to concentrate its investments in a particular industry or group of industries consistent with Section 8(b)(1)(E) of the Investment Company Act of 1940.
Response:    The Trust has removed the last sentence as it does not intend to concentrate its investments in any industry or group of industries.
Comment 7.    We note that the principal risks appear in alphabetical order for the Fund. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Trust, therefore, respectfully declines the Staff’s comment.
Comment 8.    With respect to the “Asset-Backed and Mortgage-Backed Securities Risk” disclosure, please revise to include liquidity and valuation risk disclosure in Items 4 and 9.
Response:    The “Asset-Backed and Mortgage-Backed Securities Risk” disclosure has been revised to address interest rate, credit and liquidity and valuation risks.

Comment 9.    Please ensure that the “Emerging Markets Risk” disclosure addresses all applicable points from ADI 2020-11 regarding investments in emerging markets.
Response:    The Trust confirms that all applicable points from ADI 2020-11 will be addressed in the registration statement.
Comment 10.    Under “Additional Information About the Fund - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate description of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 11.    Under “Additional Information About the Fund - Investment Objective”, please disclose whether the Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect the Fund’s performance.
Response:     The Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to this comment.
Comment 12.    Please ensure that all principal risks identified in Item 4 are also disclosed in Item 9.
Response:    The Trust confirms that “Sovereign Debt Risk” and “U.S. Government Securities Risk” were added to Item 9 of the Registration Statement.
Comment 13.    With respect to the “Asset-Backed and Mortgage-Backed Securities Risk” disclosure in Item 9, please define “SIV.”
Response:    The Trust has revised the relevant disclosure to replace “SIV” with “structured investment vehicles.”

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
3